

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2019

Kimberly J. McWaters
President and Chief Executive Officer
Universal Technical Institute Inc.
16220 North Scottsdale Road, Suite 500
Scottsdale, Arizona 85254

> **Re: Universal Technical Institute Inc.**
> **Registration Statement on Form S-3**
> **Filed October 18, 2019**
> **File No. 333-234253**

Dear Ms. McWaters:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg, Staff Attorney at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services